

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

Re: Autozi Internet Technology (Global) Ltd.
    Registration Statement on Form F-1
    Filed July 7, 2023
    File No. 333-273166

Dear Houqi Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed July 7, 2023

Prospectus Summary, page 1

1. We note your statement that you "are one of the leading and fast-growing lifecycle automotive service providers in China." Please revise to disclose the metric(s) by which such statement is measured. Please revise to disclose the basis for this statement and the metric by which you have made this determination. If the statement is based upon management´s belief, please indicate that this is the case and include an explanation for the basis of the belief.

Related Party Transactions, page 198

2. Please revise to include related party disclosure through the date of the prospectus. As a

related matter, remove the footnote that indicates subsequent information is limited to "...the period from October 1, 2022 to April 30, 2023." Refer to Item 7.B of Form 20- F.

Exhibit Index
Exhibit 23.1, page II-5

3.   Please ensure the consent refers to the proper filing. For example, it presently refers to "Amendment No. 3 to Form F-1" but this filing has not yet been amended as a public filing to this point in time.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Yang Ge, Esq.